UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

VALIDUS HOLDINGS, LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares, par value $0.175

(Title of Class of Securities)

G9319H102

(CUSIP Number of Class of Securities)

Validus Holdings, Ltd.

Attention: Robert F. Kuzloski, Esq.

29 Richmond Road, Pembroke, Bermuda HM 08

(441) 278-9000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Todd E. Freed, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$200,000,000	$22,920

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for up to $200,000,000 of common shares of Validus Holdings, Ltd.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$22,920
Form or Registration No.:	Schedule TO
Filing Party:	Validus Holdings, Ltd.
Date Filed:	May 7, 2012

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Validus Holdings, Ltd., a Bermuda exempted company (“Validus” or the “Company”), on May 7, 2012 (the “Schedule TO”), in connection with the offer by Validus to purchase for cash up to $200,000,000 of its common shares, which includes voting common shares, par value $0.175 per share (the “Voting Common Shares”) and non-voting common shares, par value $0.175 per share (together with the Voting Common Shares, the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not greater than $33.50 nor less than $30.50 per Share or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated May 7, 2012 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3.	Identity and Background of the Filing Person.

The information set forth in the Schedule TO is hereby amended and supplemented by adding the following language thereto:

(a) On May 7, 2012, the Company filed a Current Report on Form 8-K to report the appointment of Jeffrey D. Sangster as Executive Vice President and Group Chief Accounting Officer of the Company. Mr. Sangster previously had been serving as Executive Vice President and Chief Financial Officer of Validus Reinsurance, Ltd., a subsidiary of the Company.

On May 21, 2012, the Company filed a Current Report on Form 8-K to report the resignation of Conan M. Ward as Executive Vice President of the Company and Chief Executive Officer of Validus Reinsurance, Ltd. and, effective May 21, 2012, his serving as Advisor to the Board of Directors of the Company until February 1, 2013, unless such period is earlier terminated by the Company or by Mr. Ward.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the Schedule TO is hereby amended and supplemented by adding the following language thereto:

(c) On May 7, 2012, the Company filed a Current Report on Form 8-K to report the appointment of Jeffrey D. Sangster as Executive Vice President and Group Chief Accounting Officer of the Company. Mr. Sangster previously had been serving as Executive Vice President and Chief Financial Officer of Validus Reinsurance, Ltd.

On May 21, 2012, the Company filed a Current Report on Form 8-K to report the resignation of Conan M. Ward as Executive Vice President of the Company and Chief Executive Officer of Validus Reinsurance, Ltd. and, effective May 21, 2012, his serving as Advisor to the Board of Directors of the Company until February 1, 2013, unless such period is earlier terminated by the Company or by Mr. Ward.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 7, 2012.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 7, 2012.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 7, 2012.*
(a)(1)(F)	Summary Advertisement, dated May 7, 2012.*
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release announcing the Tender Offer, dated May 2, 2012 (incorporated by reference from the Company’s Form 8-K filed with the SEC on May 3, 2012).

(b)	None.
(d)(1)	Shareholders’ Agreement dated as of December 12, 2005 among Validus Holdings, Ltd. and the Shareholders Named Therein (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(2)	Validus Holdings, Ltd. 2005 Amended & Restated Long-Term Incentive Plan (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(3)	Form of Amended Post-IPO Restricted Share Award Agreement for Validus Executive Officers (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 18, 2011).
(d)(4)	Form of Pre-IPO Restricted Share Agreement for Executive Officers (incorporated by reference from S-1 SEC File No. 333-139989).
(d)(5)	Form of Restricted Share Agreement at Talbot Acquisition Date for Messrs. Atkin, Bonvarlet and Carpenter (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6, 2008).
(d)(6)	Form of Amended Restricted Share Agreement for Talbot Executive Officers (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 18, 2011).
(d)(7)	Amended and Restated Restricted Share Agreement between Validus Holdings, Ltd. and Edward J. Noonan (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(8)	Stock Option Agreement between Validus Holdings, Ltd. and Edward J. Noonan (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(9)	Form of Stock Option Agreement for Executive Officers prior to 2008 (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(10)	Form of Stock Option Agreement for Executive Officers commencing in 2008 (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6, 2008).
(d)(11)	Form of Performance Share Award Agreement for Validus Executive Officers (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 18, 2011).
(d)(12)	Form of Performance Share Award Agreement for Talbot Executive Officers (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 18, 2011).
(g)	None.
(h)	None.

*Previously filed with the Schedule TO on May 7, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VALIDUS HOLDINGS, LTD.

By:	/s/ Joseph E. (Jeff) Consolino
	Name:	Joseph E. (Jeff) Consolino
	Title:	President & Chief Financial Officer

Date: May 21, 2012

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 7, 2012.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 7, 2012.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 7, 2012.*
(a)(1)(F)	Summary Advertisement, dated May 7, 2012.*
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release announcing the Tender Offer, dated May 2, 2012 (incorporated by reference from the Company’s Form 8-K filed with the SEC on May 3, 2012).
(b)	None.
(d)(1)	Shareholders’ Agreement dated as of December 12, 2005 among Validus Holdings, Ltd. and the Shareholders Named Therein (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(2)	Validus Holdings, Ltd. 2005 Amended & Restated Long-Term Incentive Plan (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(3)	Form of Amended Post-IPO Restricted Share Award Agreement for Validus Executive Officers (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 18, 2011).
(d)(4)	Form of Pre-IPO Restricted Share Agreement for Executive Officers (incorporated by reference from S-1 SEC File No. 333-139989).
(d)(5)	Form of Restricted Share Agreement at Talbot Acquisition Date for Messrs. Atkin, Bonvarlet and Carpenter (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6, 2008).
(d)(6)	Form of Amended Restricted Share Agreement for Talbot Executive Officers (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 18, 2011).
(d)(7)	Amended and Restated Restricted Share Agreement between Validus Holdings, Ltd. and Edward J. Noonan (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(8)	Stock Option Agreement between Validus Holdings, Ltd. and Edward J. Noonan (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(9)	Form of Stock Option Agreement for Executive Officers prior to 2008 (incorporated by reference from Form S-1, SEC File No. 333-139989).
(d)(10)	Form of Stock Option Agreement for Executive Officers commencing in 2008 (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6, 2008).
(d)(11)	Form of Performance Share Award Agreement for Validus Executive Officers (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 18, 2011).
(d)(12)	Form of Performance Share Award Agreement for Talbot Executive Officers (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 18, 2011).
(g)	None.
(h)	None.

*Previously filed with the Schedule TO on May 7, 2012.